FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter ended March 31, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED

(FORMERLY KNOWN AS AES DRAX HOLDINGS LIMITED)

Drax Power Station
P.O. Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-

EXPLANATORY NOTE

     This Amendment on Form 6-K/A restates the previously issued 2003 financial statements of Drax Holdings Limited (formerly known as AES Drax Holdings Limited) (the “Company”), Drax Power Limited (formerly known as AES Drax Power Limited), Drax Limited (formerly known as AES Drax Limited), Drax Electric Limited (formerly known as AES Drax Electric Limited) and AES Drax Acquisition Limited for the first quarter ended March 31, 2003 filed with the Securities and Exchange Commission on Form 6-K on June 6, 2003 (we refer to such Form 6-K, as the “First Quarter Report”). These financial statements have been amended to reflect changes in the status of certain transactions and balances as at March 31, 2003 in the light of information provided to the Company subsequent to June 6, 2003 and to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

     No amendment or adjustment to reflect such changes and events is required to the financial statements of AES Drax Financing Limited for the three months ended March 31, 2003 included in the First Quarter Report. In addition, due to the withdrawal by The AES Corporation (“AES”) from the proposed restructuring of senior debt issued by the Company and the subsequent resignation of directors appointed by AES from the boards of AES Drax Acquisition Limited, the Company and its subsidiaries, we are unable to prepare or restate its financial statements which are included in the appendix to Item 1 hereof, as filed in the First Quarter Report.

     The Company is, by means of this filing, amending, clarifying and adding certain disclosure under Part 1, Item 1 (Interim Financial Information) and Item 2 (Discussion and Analysis of Financial Condition and Results of Operation) to reflect the restated financial statements referred to above.

     Other than as indicated in each note entitled “Restatements and prior period adjustments” and contained in the restated financial statements referred to above, this amended Form 6-K does not reflect events occurring after the filing of the First Quarter Report, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below; such disclosures are contained in the Company’s subsequent filings with the Securities and Exchange Commission.

     The filing of this amended Form 6-K shall not be deemed an admission that the original filing, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

TABLE OF CONTENTS TO FORM 6-K/A

		Page

PART I	FINANCIAL INFORMATION

Item 1.	Interim Financial Information	1

Item 2.	Discussion and Analysis of Financial Condition and Results of Operations	1

SIGNATURES		8

APPENDIX		9

i

PART I

FINANCIAL INFORMATION

ITEM 1.     INTERIM FINANCIAL INFORMATION

The appendix to this quarterly report contains the unaudited condensed financial statements of the following companies:

Page

A	DRAX HOLDINGS LIMITED
	Condensed Financial Statements for the quarter ended March 31, 2003	A1 - 7

B	DRAX POWER LIMITED
	Condensed Financial Statements for the quarter ended March 31, 2003	B1 - 7

C	DRAX LIMITED
	Condensed Financial Statements for the quarter ended March 31, 2003	C1 - 7

D	DRAX ELECTRIC LIMITED
	Condensed Financial Statements for the quarter ended March 31, 2003	D1 - 7

E	AES DRAX ACQUISITION LIMITED
	Condensed Financial Statements for the quarter ended March 31, 2003	E1 - 7

F	AES DRAX FINANCING LIMITED
	Condensed Financial Statements for the quarter ended March 31, 2003	F1 - 3

     These financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP and (with the exception of the condensed financial statements of AES Drax Financing Limited) supersede and replace the original financial statements of the Company included on the Form 6-K of the Company filed on June 6, 2003. The financial statements (with the exception of the condensed financial statements of AES Drax Financing Limited) have been amended to reflect changes in the status of certain transactions and balances as at December 31, 2002 and March 31, 2003 in the light of information provided to the company subsequent to the date of the original filing. The financial statements (with the exception of the condensed financial statements of AES Drax Financing Limited) have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes (see note 3 to the financial statements of Drax Holdings Limited for the quarter ended March 31, 2003 in the appendix hereto).

ITEM 2.     DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

     AES Drax Holdings Limited is a holding company with no material operations. We were formed on August 26, 1999 in connection with the financing of our acquisition of the Drax Power Station from National Power plc (now called Innogy plc). Our only asset is our ownership of all of the share capital of AES Drax Electric Limited, which owns all of the outstanding capital stock of AES Drax Limited, which owns all of the outstanding capital stock of AES Drax Power Limited, the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our financial obligations. We are a wholly owned indirect subsidiary of The AES Corporation. The AES Corporation files quarterly and annual reports with the Securities and Exchange Commission (the “SEC”) under the Securities and Exchange Act of 1934 (the “1934 Act”), which are publicly available.

On May 16, 2003 we filed our 2002 Annual Report on Form 20-F under the 1934 Act with the SEC, which was amended on Form 20-F/A filed with the SEC on the date hereof, which are also publicly available. We sometimes refer to the group of companies which own the Drax Power Station as AES Drax.

Significant Developments During the Three Months Ended March 31, 2003 and Recent Developments

     AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, we have reached an agreement in principle with the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its terms. No assurance can be given that a further standstill agreement will be achieved.

     For a discussion of significant events in 2002 and recent developments since the beginning of 2003, including the terms of the proposed Further Standstill Agreement, we refer you to “Information on the Company—Significant Developments During 2002 and Recent Developments” in our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 16, 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof (the “2002 Annual Report”) and to our report on Form 6-K filed with the SEC on May 30, 2003, which we incorporate by reference herein.

General

     The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in “Key Information—Risk Factors” in our 2002 Annual Report.

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     The market for wholesale electric energy and energy services has now been largely deregulated as a result of implementation of NETA compared with the prior Pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

     The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the CEGB. As we have moved back into baseload operation through the first quarter of 2003, both the plant availability and forced outage rates have improved. For the three months ended March 31, 2003, the Drax Power Station’s weighted average (based on capacity) equivalent availability factor was 91.10% and its forced outage rate was 2.2%, compared to 88.70% and 11.26%, respectively, for the three months ended March 31, 2002.

Results of Operations

     AES Drax’s results of operations depend on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     The Hedging Contract historically accounted for a significant portion of the revenues generated by AES Drax, including during the three months ended March 31, 2002. As a result of the termination of the Hedging Contract on November 18, 2002, the Drax Power Station began operating as a fully merchant plant as of November 19, 2002.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:

	As restated	As restated
	Three months ended	Three months ended
	March 31, 2003	March 31, 2002

	(in £’000’s)
Revenues	136,387	145,844
Gross Profit	59,166	84,379
Administrative expenses	(39,732)	(43,618)
Operating profit	19,434	40,761
Interest receivable and similar income	4,165	5,941
Interest payable and similar charges	(47,075)	(45,105)
(Loss) / profit on ordinary activities before taxation	(23,476)	1,597
Loss on ordinary activities after taxation	(24,638)	(4,398)

Operating Results for the three month periods ended March 31, 2003 and 2002

     Revenues for the quarter ended March 31, 2003 totalled £136.4 million (2002: £145.8 million). The 6.4% decrease in revenues for the first quarter of 2003, compared to the same period in 2002, is due principally to the loss of the capacity payment payable by TXU Europe under the Hedging Contract, which was terminated on November 18, 2002, and an overall decline in capture price from an average of £28.11/MWh during the first quarter of 2002 to £19.66/MWh during the first quarter of 2003. Sales in the first quarter of 2003 totalled 6,939.0 GWh (2002: 5,188.2 GWh). The increase in volume was due to the increase in our merchant sales, which have had to compensate for the loss of the Hedging Contract, as the plant now operates on a fully merchant basis.

     The following graph shows the trend in prices annual baseload for the year ended December 31, 2002 (such contracts are where electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2002 baseload prices fell from around £18.45/MWh in December 2001 to £16.92/MWh by December 31, 2002. The following graph also shows the trend in baseload prices since January 1, 2003.

     During the first quarter of 2003, prices increased sharply through January, at which time we successfully

Annual Baseload Contract Prices

hedged some of our output. We believe that this price peak was caused by uncertainty in the market place following the administration of the TXU group and the issues faced by British Energy at that time.

     Cost of sales for the quarter ended March 31, 2003, which are primarily fuel costs, were £77.2 million, compared to £61.5 million for the quarter ended March 31, 2002. The increase in fuel burnt for the first quarter of 2003, compared to the same period in 2002, is due to the increase in generation from 5,656.3 GWh during the first quarter of 2002 to 7,229.4 GWh during the first quarter of 2003, as the plant has operated on a fully merchant basis and has increased the volume of sales in the first quarter of 2003. The impact of this increase is also reflected in AES Drax’s load factor, which has increased from 66.4% for the quarter ended March 31, 2002 to 85.1% for the quarter ended March 31, 2003.

     The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers.

     Gross profit (revenues less cost of goods sold) was £59.2 million (2002: £84.4 million) for the quarter ended March 31, 2003. This gives a gross margin of approximately 43.4% (2002: 57.9%) for the first quarter of 2003. The downturn in the gross margin during the first quarter of 2003 compared to the same period in 2002, is mainly attributable to the termination of the Hedging Contract and the transition to a fully merchant plant, which has affected gross margin as follows:

•	Our average selling price (total revenues divided by total volume of electricity sold) decreased by 30.1% for the first quarter of 2003, compared to the same period in 2002. This takes into account the overall reduction in UK market prices to which we are now exposed.

•	Our fuel costs increased by 25.6% in the first quarter of 2003, which reflects the increased generation levels.

     Administrative expenses for the quarter ended March 31, 2003 were £39.7 million (2002: £43.6 million). These expenses consist primarily of fixed operations, maintenance and other variable costs. The expenditure was broadly in line with our expectations. The decreased level of expenditure in the first quarter of 2003 was due to the following:

•	For the first quarter of 2003, the “Balancing System Use of System” charges, or BSUoS, which cover the NGC costs of balancing the system under NETA, totalled £0.8m of additional costs over the first quarter of 2002, due to increased generation and system usage in the first quarter of 2003 over the same period in 2002.

•	The decrease in our insurance premiums following renewal in November 2002, when our premiums decreased from approximately £10.9 million per annum to £6.0 million per annum. This decrease in the premiums payable during the first quarter of 2003 was due in part to the fact that the insurance cover that we have entered into on renewal for the year to November 26, 2003 is for material damage only, with a £5 million each and every event deductible and $1 billion (£600 million) maximum loss cover, and does not include business interruption insurance. This reduced our insurance expense for the quarter ended March 31, 2003 by approximately £0.5 million compared to the same period in 2002.

Our insurance premiums had significantly increased in 2002 due to:

•	The impact of September 11th on the insurance market as a whole.

•	The withdrawal of certain insurers from the power sector.

•	Insufficient capacity available in the insurance market at the time of renewal in November 2001.

•	AES Drax’s claims history during the first year of the policy.

•	The ongoing increased level of professional and legal fees incurred in the first quarter of 2003 associated with ongoing discussions with our senior creditors. Such fees added £3.6 million for the quarter ended March 31, 2003 compared to the same period in 2002.

•	The decrease in amortisation expense for the first quarter 2003 following the impairment of fixed assets at year-end 2002. Such charges for the first quarter of 2002 totalled £8.7 million of amortisation of goodwill compared to £Nil for the first quarter of 2003.

•	The effects of foreign exchange rate movements on foreign currency balances, mainly intercompany balances denominated in dollars. The results for the quarter ended March 31, 2003 include a foreign exchange loss of £1.1 million, whereas the quarter ended March 31, 2002 includes a foreign exchange gain of £0.02 million. Foreign exchange losses for the quarter ended March 31, 2003 are principally attributable to the appreciation of the dollar relative to the pound sterling during the first quarter of 2003 compared to the depreciation of the dollar relative to the pound sterling during the first quarter of 2002.

•	Other reductions and savings in administrative expenses generated a further reduction of £0.2 million against 2002.

     Operating profit from continuing operations was £19.4 million (2002: £40.8 million) for the quarter ended March 31, 2003.

     Interest payable and similar charges were £47.1 million for the first quarter of 2003, compared to £45.1 million for the first quarter in 2002, representing an increase of approximately 4.4%. The interest expense comprises two major components:

(i)	Fixed coupons on the £1,725 million Eurobonds due 2015 which provide for semi-annual coupon payments at a rate of 8.86% per annum.

(ii)	The senior bonds, which have an aggregate principal amount outstanding (sterling equivalent) of approximately £400 million at March 31, 2003, of which approximately half accrues interest at 10.41% and the balance at 9.07%.

     The additional interest expense charged, in addition to the above, reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the debt service reserve accounts with a minimum balance (the “Required Balance”) under the bank facility provided by the Senior Banks to InPower Limited (the “Bank Facility”). The interest rate swaps, in particular, are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have continued to decline to 3.9900% as at December 31, 2002 (June 30, 2002: 4.3288%).

     The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station.

     Interest receivable and other income was £4.2 million for the first quarter of 2003, compared to £5.9 million for the first quarter of 2002, representing a decrease of approximately 30% over the same period in 2002. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap.

     Due to the decreased gross profit during the quarter ended March 31, 2003, we incurred a loss on ordinary activities before taxation of £23.5 million (2002: Profit of £1.6 million), on which we incurred corporation tax of £1.2 million (2002: £6.0 million). This equates to an effective tax rate of 4.9% (2002: 375%), even though UK corporation tax rate is currently 30%. The reason for the decreased tax charge is primarily due to the significant trading loss generated in the quarter ended March 31, 2003, compared to the profit made in the same period in 2002, and the change in the deferred tax provision for the quarter ended March 31, 2003.

Liquidity and Capital Resources

     Following the termination of the Hedging Contract and the appointment of administrators for TXU Europe Energy Trading Limited (“TXU Europe”) and TXU Europe Group plc (“TXU Group”) on November 18 and 19, 2002, respectively, AES Drax has traded on a fully merchant basis to generate revenue. AES Drax did not receive payment for sales made to TXU Europe in October and the first-half of November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to AES Drax’s claim for Capacity Damages, will now be subject to the administration process relating to TXU Europe and TXU Group. In addition to adopting a fully merchant strategy since termination, AES Drax immediately following termination entered into an agreement with NGC to supply power for the first five days post-termination, which provided the benefit of advanced payments ahead of the normal Grid Trade Master Agreement settlement date (tenth business day of the following month). AES Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     Our ability to enter into any new medium electricity trading term contracts is dependent on the availability of additional credit support. Under the terms of the Standstill Arrangements, AES Drax has utilized £30 million of funds under the group account agreement entered into pursuant to the terms of the Eurobonds, the Bank Facility and the bonds (the “Group Account Agreement”) to create a new account called the “Collateral Financing Account”. This account has been used to provide the cash collateral required by National Westminster Bank plc to issue letters of credit necessary to provide the credit support required by both our trading counterparties and Elexon who administer NETA.

     At present, we have entered into firm sales for approximately 55% of our available capacity for the period from April 15, 2003 to September 30, 2003. We are hoping to achieve a load factor of approximately 50% through the third quarter of 2003 and an average of approximately 75% for the whole of 2003. Our firm sales for Summer 2003 should provide an average capture price of between £15 and £16 per MWh.

     As part of the Standstill Arrangements, the Group Account Agreement was amended to create two new bank accounts:

•	Collateral Financing Account — this account contained the £30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately £26.9 million as at May 31, 2003 has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to our trading counterparties for credit support.

In addition, there is a further requirement within the revised Group Account Agreement whereby, any excess cash above a minimum balance of £25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At May 31, 2003 approximately £31.4 million has been transferred into the Collateral Financing Account. Therefore, the balance on the Collateral Financing Account as at May 31, 2003 was approximately £34.8 million.

•	Cash Cover Account — this account holds the funds which provide cash collateral for the issuance of letters of credit by National Westminster Bank plc.

     Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or held for the purposes of debt service. As at May 31, 2003 the balances on the following accounts were:

•	Senior Debt Service Reserve Account	£45.5 million

•	Insurance Reserve Account	£0.02 million

     The £15 million of funds previously held in this account were transferred to the Collateral Financing Account, under the revised Group Account Agreement.

•	Proceeds Account	£23 million

     AES Drax expects to incur approximately £6.8 million in capital expenditures in the year 2003. Future capital commitments shall be met from the working capital of AES Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, AES Drax will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the station.

Directors, Senior Management and Employees

     For information regarding our directors, senior management and employees, we refer you to “Directors, Senior Management and Employees” in our 2002 Annual Report, which we incorporate by reference herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

DRAX HOLDINGS LIMITED

Date: November 10, 2003	By:	/s/ Gordon Horsfield

Gordon Horsfield
Director

Date: November 10, 2003	By:	/s/ Gerald Wingrove

Gerald Wingrove
Director

APPENDIX

DRAX HOLDINGS LIMITED
(formerly AES Drax Holdings Limited)

Financial Statements

31 March 2003

As restated (see note 3)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	As restated	As restated
	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
TURNOVER — continuing operations	136,387	145,844
Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379
Administrative expenses	(39,732)	(43,618)

OPERATING PROFIT — continuing operations	19,434	40,761
Interest receivable and other income	4,165	5,941
Interest payable and similar charges	(47,075)	(45,105)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(23,476)	1,597
Tax on (loss) / profit on ordinary activities	(1,162)	(5,995)

RETAINED LOSS FOR THE FINANCIAL PERIOD TRANSFERRED FROM RESERVES	(24,638)	(4,398)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED BALANCE SHEET
As at 31 March 2003

		As restated	As restated
		31 March	31 December
	Note	2003	2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,076,730	1,083,118

CURRENT ASSETS
Stocks		28,485	31,327
Debtors	3	134,667	132,397
Cash at bank and in hand		151,007	85,020

		314,159	248,744
CREDITORS: amounts falling due within one year	3	(1,895,610)	(1,813,107)

NET CURRENT LIABILITIES		(1,581,451)	(1,564,363)

TOTAL ASSETS LESS CURRENT LIABILITIES		(504,721)	(481,245)
CREDITORS: amounts falling due after more than one year	3	(368)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(18,040)	(16,878)

NET LIABILITIES		(523,129)	(498,491)

CAPITAL AND RESERVES
Called up share capital		20,051	20,051
Capital reserve	3	52,250	52,250
Profit and loss account		(595,430)	(570,792)

TOTAL EQUITY SHAREHOLDERS’ DEFICIT		(523,129)	(498,491)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED CASH FLOW STATEMENT
Three months ended 31 March 2003

		As restated	As restated
		Three month	Three month
		period ended	period ended
		31 March	31 March
	Note	2003	2002

		£’000	£’000
Net cash inflow from operating activities	3	66,718	119,202
Returns on investments and servicing of finance
Interest received	3	1,137	1,187
Interest paid		(58)	(4,746)

Net cash inflow / (outflow) from returns on investments and servicing of finance		1,079	(3,559)

Taxation		102	(1)
Capital expenditure
Payments to acquire tangible fixed assets		(1,912)	(1,760)

Cash inflow before use of liquid resources and financing		65,987	113,882
Management of liquid resources
Increase in restricted cash deposits	3	(11,773)	(94)

Increase in cash in the period		54,214	113,788

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Holdings Limited, its subsidiaries and controlled affiliates (the “company”). Intercompany transactions and balances have been eliminated. Investments, in which the company has the ability to exercise significant influence but not control, are accounted for using the equity method.

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended 31 March 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 31 March 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited's senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated	As restated
	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
Net loss under UK GAAP	(24,638)	(4,398)
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)
Deferred taxation	3,774	11,290
Interest	13,794	11,641
Derivative instruments and hedging activities	6,728	10,213
Goodwill amortisation	—	8,469
Foreign exchange on the debt denominated in US$	(2,330)	(2,388)

Net (loss) / income under US GAAP	(12,591)	24,908

	As restated	As restated
	31 March	31 December
	2003	2002

	£’000	£’000
Shareholders’ (deficit) / equity under UK GAAP	(523,129)	(498,491)
US GAAP adjustments:
Tangible fixed assets, costs	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(132,298)	(122,379)
Deferred taxation	(634,113)	(644,694)
Derivatives instruments and hedging activities	(69,366)	(54,601)
Foreign exchange on the debt denominated in US$	7,988	11,518
Additional minimum pension liability	(10,800)	(10,800)
Interest and equity contribution	579,156	565,362

Shareholders’ equity under US GAAP	626,347	654,824

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 6 June 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The balance sheet as at 31 March 2003 and 31 December 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year.

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 31 March 2003 and 31 December 2002. The classification of cash flows has also been amended for the periods ended 31 March 2003 and 2002 to reflect this change in presentation. The classification of amortisation of deferred financing costs within administrative expenses in the profit and loss account has also been changed to be included within interest payable for the periods ended 31 March 2003 and 2002. These changes have no effect on the consolidated net loss, net assets or net cashflows in either the current or prior periods.

The restatement of cash flows for the periods ended 31 March 2003 and 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £3.0 million and £5.1 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 31 March 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 31 March 2003 by £11.3 million and has been offset by a corresponding change to the reported increase in cash in the period.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

Financial Statements
31 March 2003
As restated (see note 3)

DRAX POWER LIMITED (formerly AES Drax Power Limited)

PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
TURNOVER — continuing operations	136,387	145,844
Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379
Administrative expenses	(39,598)	(35,028)

OPERATING PROFIT — continuing operations	19,568	49,351
Interest receivable and other income	4,163	6,016
Interest payable and similar charges	(842)	(1,408)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	22,889	53,959
Tax on profit on ordinary activities	(8,962)	(18,283)

RETAINED PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED TO RESERVES	13,927	35,676

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

BALANCE SHEET
As at 31 March 2003

		As restated	As restated
		31 March	31 December
	Note	2003	2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,076,730	1,083,118

CURRENT ASSETS
Stocks		28,485	31,327
Debtors		160,087	157,687
Cash at bank and in hand		150,901	84,916

		339,473	273,930
CREDITORS: amounts falling due within one year	3	(94,503)	(50,437)

NET CURRENT ASSETS		244,970	223,493

TOTAL ASSETS LESS CURRENT LIABILITIES		1,321,700	1,306,611
CREDITORS: amounts falling due after more than one year		(78,548)	(78,548)
PROVISIONS FOR LIABILITIES AND CHARGES		(18,040)	(16,878)

NET ASSETS		1,225,112	1,211,185

CAPITAL AND RESERVES
Called up share capital		1,000	1,000
Share premium		1,204,542	1,204,542
Capital reserve	3	52,250	52,250
Profit and loss account		(32,680)	(46,607)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		1,225,112	1,211,185

DRAX POWER LIMITED (formerly AES Drax Power Limited)

CASH FLOW STATEMENT
Three months ended 31 March 2003

		As restated	As restated
		Three month	Three month
		period ended	period ended
		31 March	31 March
	Note	2003	2002

		£’000	£’000
Net cash inflow from operating activities	3	66,718	116,675
Returns on investments and servicing of finance
Interest received	3	1,135	1,262
Interest paid		(58)	(1,408)

Net cash inflow / (outflow) from returns on investments and servicing of finance		1,077	(146)

Taxation		102	—
Capital expenditure
Payments to acquire tangible fixed assets		(1,912)	(1,760)

Cash inflow before use of liquid resources		65,985	114,769
Management of liquid resources
Increase in restricted cash deposits	3	(11,773)	(94)

Increase in cash in the period		54,212	114,675

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended 31 March 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 31 March 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited's senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated	As restated
	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
Net income / (loss) under UK GAAP	13,927	35,676
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)
Deferred taxation	3,725	11,394
Interest	(15,593)	(13,256)
Derivative instruments and hedging activities	4,559	7,477
Impairment of fixed assets	—	—

Net (loss) / income under US GAAP	(3,301)	31,372

	As restated	As restated
	31 March	31 December
	2003	2002

	£’000	£’000
Shareholders’ equity under UK GAAP	1,225,112	1,211,185
US GAAP adjustments:
Tangible fixed assets, cost	1,414,242	1,414,242
Additional depreciation on tangible fixed assets	(132,298)	(122,379)
Deferred taxation	(630,907)	(637,363)
Push down of acquisition debt	(842,555)	(842,555)
Derivatives instruments and hedging activities	(72,062)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	950,732	944,810

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 6 June 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The restatement of cash flows for the periods ended 31 March 2003 and 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £3.0 million and £5.1 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 31 March 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 31 March 2003 by £11.3 million and has been offset by a corresponding change to the reported increase in cash in the period.

DRAX LIMITED (formerly AES Drax Limited)

Financial Statements

31 March 2003

As restated (see note 3)

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
TURNOVER — continuing operations	136,387	145,844
Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379
Administrative expenses	(39,598)	(43,497)

OPERATING PROFIT — continuing operations	19,568	40,882
Interest receivable and other income	4,163	6,016
Interest payable and similar charges	(842)	(1,408)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	22,889	45,490
Tax on profit on ordinary activities	(8,962)	(18,283)

RETAINED PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED TO RESERVES	13,927	27,207

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED BALANCE SHEET
As at 31 March 2003

		As restated	As restated
		31 March	31 December
	Note	2003	2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,076,730	1,083,118

CURRENT ASSETS
Stocks		28,485	31,327
Debtors		160,087	157,687
Cash at bank and in hand		150,929	84,943

		339,501	273,957
CREDITORS: amounts falling due within one year	3	(89,170)	(45,103)

NET CURRENT ASSETS		250,331	228,854

TOTAL ASSETS LESS CURRENT LIABILITIES		1,327,061	1,311,972
CREDITORS: amounts falling due after more than one year		(368)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(18,040)	(16,878)

NET ASSETS		1,308,653	1,294,726

CAPITAL AND RESERVES
Called up share capital		2	2
Share premium		1,893,999	1,893,999
Capital reserve	3	52,250	52,250
Profit and loss account		(637,598)	(651,525)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		1,308,653	1,294,726

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED CASH FLOW STATEMENT
Three months ended 31 March 2003

		As restated	As restated
		Three month	Three month
		period ended	period ended
		31 March	31 March
		2003	2002

	Note	£’000	£’000
Net cash inflow from operating activities	3	66,718	116,677
Returns on investments and servicing of finance
Interest received	3	1,136	1,263
Interest paid		(58)	(1,408)

Net cash inflow / (outflow) from returns on investments and servicing of finance		1,078	(145)

Taxation		102	(2)
Capital expenditure
Payments to acquire tangible fixed assets		(1,912)	(1,760)

Cash inflow before use of liquid resources and financing		65,986	114,770
Management of liquid resources
Increase in restricted cash deposits	3	(11,773)	(94)

Increase in cash in the period		54,213	114,676

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Limited, its subsidiaries and controlled affiliates (the “company”). Intercompany transactions and balances have been eliminated. Investments, in which the company has the ability to exercise significant influence but not control, are accounted for using the equity method.

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended 31 March 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 31 March 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited's senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated	As restated
	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
Net income / (loss) under UK GAAP	13,927	27,207
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)
Deferred taxation	3,725	11,394
Interest	(15,593)	(13,256)
Derivative Instruments and hedging activities	4,559	7,477
Goodwill amortisation	—	8,469
Impairment of goodwill and tangible fixed assets	—	—

Net (loss) / income under US GAAP	(3,301)	31,372

	As restated	As restated
	31 March	31 December
	2003	2002

	£’000	£’000
Shareholders’ equity under UK GAAP	1,308,653	1,294,726
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(132,298)	(122,379)
Deferred taxation	(630,907)	(637,363)
Push down of acquisition debt	(842,555)	(842,555)
Derivatives instruments and hedging activities	(72,062)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	1,028,940	1,023,018

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 6 June 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The restatement of cash flows for the periods ended 31 March 2003 and 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £3.0 million and £5.1 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 31 March 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 31 March 2003 by £11.3 million and has been offset by a corresponding change to the reported increase in cash in the period.

     DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

     Financial Statements

     31 March 2003

     As restated (see note 3)

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
TURNOVER — continuing operations	136,387	145,844
Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379
Administrative expenses	(39,598)	(43,497)

OPERATING PROFIT — continuing operations	19,568	40,882
Interest receivable and other income	4,163	6,016
Interest payable and similar charges	(842)	(1,408)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	22,889	45,490
Tax on profit on ordinary activities	(8,962)	(18,283)

RETAINED PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED TO RESERVES	13,927	27,207

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED BALANCE SHEET
As at 31 March 2003

		As restated	As restated
		31 March	31 December
	Note	2003	2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,076,730	1,083,118

CURRENT ASSETS
Stocks		28,485	31,327
Debtors		160,087	157,687
Cash at bank and in hand		150,929	84,943

		339,501	273,957
CREDITORS: amounts falling due within one year	3	(89,170)	(45,103)

NET CURRENT ASSETS		250,331	228,854

TOTAL ASSETS LESS CURRENT LIABILITIES		1,327,061	1,311,972
CREDITORS: amounts falling due after more than one year		(1,200,369)	(1,200,369)
PROVISIONS FOR LIABILITIES AND CHARGES		(18,040)	(16,878)

NET ASSETS		108,652	94,725

CAPITAL AND RESERVES
Called up share capital		505,000	505,000
Capital reserve	3	52,250	52,250
Profit and loss account		(448,598)	(462,525)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		108,652	94,725

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED CASH FLOW STATEMENT
Three months ended 31 March 2003

		As restated	As restated
		Three month	Three month
		period ended	period ended
		31 March	31 March
	Note	2003	2002

		£’000	£’000
Net cash inflow from operating activities	3	66,718	116,676
Returns on investments and servicing of finance
Interest received	3	1,136	1,262
Interest paid		(58)	(1,408)

Net cash inflow / (outflow) from returns on investments and servicing of finance		1,078	(146)

Taxation		102	—
Capital expenditure
Payments to acquire tangible fixed assets		(1,912)	(1,760)

Cash inflow before use of liquid resources and financing		65,986	114,770
Management of liquid resources
Increase in restricted cash deposits	3	(11,773)	(94)

Increase in cash in the period		54,213	114,676

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Electric Limited, its subsidiaries and controlled affiliates (the “company”). Intercompany transactions and balances have been eliminated. Investments, in which the company has the ability to exercise significant influence but not control, are accounted for using the equity method.

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended 31 March 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 31 March 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated	As restated
	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
Net income / (loss) under UK GAAP	13,927	27,207
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)
Deferred taxation	3,725	11,394
Interest	(15,593)	(13,256)
Derivative instruments and hedging activities	4,559	7,477
Goodwill amortisation	—	8,469
Impairment of fixed assets	—	—

Net (loss) / income under US GAAP	(3,301)	31,372

	As restated	As restated
	31 March	31 December
	2003	2002

	£’000	£’000
Shareholders’ equity under UK GAAP	108,652	94,725
US GAAP adjustments:
Tangible fixed assets, costs	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(132,298)	(122,379)
Deferred taxation	(630,907)	(637,363)
Derivatives instruments and hedging activities	(72,062)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	671,494	665,572

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 6 June 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The restatement of cash flows for the periods ended 31 March 2003 and 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £3.0 million and £5.1 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 31 March 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 31 March 2003 by £11.3 million and has been offset by a corresponding change to the reported increase in cash in the period.

AES DRAX ACQUISITION LIMITED

Financial Statements

31 March 2003

As restated (see note 3)

AES DRAX ACQUISITION LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	As restated	As restated
	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
TURNOVER — continuing operations	136,387	145,844
Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379
Administrative expenses	(39,732)	(43,618)

OPERATING PROFIT — continuing operations	19,434	40,761
Interest receivable and other income	4,165	5,941
Interest payable and similar charges	(11,815)	(45,105)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(11,784)	1,597
Tax on (loss) / profit on ordinary activities	(1,232)	(5,995)

RETAINED PROFIT / (LOSS) FOR THE FINANCIAL PERIOD TRANSFERRED TO / (FROM) RESERVES	10,552	(4,398)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

AES DRAX ACQUISITION LIMITED

CONSOLIDATED BALANCE SHEET
As at 31 March 2003

		As restated	As restated
		31 March	31 December
	Note	2003	2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,076,730	1,083,118

CURRENT ASSETS
Stocks		28,485	31,327
Debtors		134,666	132,396
Cash at bank and in hand		151,007	85,020

		314,158	248,743
CREDITORS: amounts falling due within one year	3	(1,330,158)	(1,252,145)

NET CURRENT LIABILITIES		(1,016,000)	(1,003,402)

TOTAL ASSETS LESS CURRENT LIABILITIES		60,730	79,716
CREDITORS: amounts falling due after more than one year		(368)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(16,183)	(14,950)

NET ASSETS		44,179	64,398

CAPITAL AND RESERVES
Called up share capital		445,050	445,050
Capital reserve	3	52,250	52,250
Profit and loss account		(453,121)	(432,902)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		44,179	64,398

AES DRAX ACQUISITION LIMITED

CONSOLIDATED CASH FLOW STATEMENT
Three months ended 31 March 2003

		As restated	As restated
		Three month	Three month
		period ended	period ended
		31 March	31 March
	Note	2003	2002

		£’000	£’000
Net cash inflow from operating activities	3	66,718	119,202
Returns on investments and servicing of finance
Interest received	3	1,137	1,187
Interest paid		(58)	(4,746)

Net cash inflow / (outflow) from returns on investments and servicing of finance		1,079	(3,559)

Taxation		102	(1)
Capital expenditure
Payments to acquire tangible fixed assets		(1,912)	(1,760)

Cash inflow before use of liquid resources and financing		65,987	113,882
Management of liquid resources
Increase in restricted cash deposits	3	(11,773)	(94)

Increase in cash in the period		54,214	113,788

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of AES Drax Acquisition Limited, its subsidiaries and controlled affiliates (the “company”). Intercompany transactions and balances have been eliminated. Investments, in which the company has the ability to exercise significant influence but not control, are accounted for using the equity method.

In the company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended 31 March 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 31 March 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated	As restated
	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002

	£’000	£’000
Net profit / (loss) under UK GAAP	10,552	(4,398)
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)
Deferred taxation	3,075	10,573
Derivative instruments and hedging activities	6,728	10,213
Goodwill amortisation	—	8,469
Interest	13,794	11,641
Impairment of fixed assets	—	—

Net (loss) / income under US GAAP	24,230	26,579

	As restated	As restated
	31 March	31 December
	2003	2002

	£’000	£’000
Shareholders’ funds under UK GAAP	44,179	64,398
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(132,298)	(122,379)
Deferred taxation	(631,716)	(641,239)
Derivative instruments and hedging activities	(69,366)	(54,601)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	608,908	644,288

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 6 June 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The balance sheet as at 31 March 2003 and 31 December 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year.

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 31 March 2003 and 31 December 2002. The classification of cash flows has also been amended for the periods ended 31 March 2003 and 2002 to reflect this change in presentation. The classification of amortisation of deferred financing costs within administrative expenses in the profit and loss account has also been changed to be included within interest payable for the periods ended 31 March 2003 and 2002. These changes have no effect on the consolidated net loss, net assets or net cashflows in either the current or prior periods.

The balance sheet as at 31 March 2003 and 31 December 2002 has also been amended for the write-off of the forward purchase of preference shares in Drax Holdings Limited, previously included within debtors. The preference shares were to be purchased by AES Drax Acquisition Limited when the senior secured debt is repaid in 2015. However, the directors believe that the investment in Drax Holdings Limited has been impaired and so the forward purchase of the preference shares has also been impaired. The impairment of assets is non-deductible and so has no tax effect.

The restatement of cash flows for the periods ended 31 March 2003 and 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £3.0 million and £5.1 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 31 March 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 31 March 2003 by £11.3 million and has been offset by a corresponding change to the reported increase in cash in the period.

AES DRAX FINANCING LIMITED

Financial Statements

31 March 2003

F-1

AES DRAX FINANCING LIMITED

BALANCE SHEET
31 March 2003

	31 March	31 December
	2003	2002

	£’000	£’000
FIXED ASSETS
Investments	—	—

	—	—

CAPITAL AND RESERVES
Called up share capital	189,000	189,000
Profit and loss account	(189,000)	(189,000)

TOTAL EQUITY SHAREHOLDERS’ FUNDS	—	—

PROFIT AND LOSS ACCOUNT / STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There has been no trading in the current or preceding financial periods. Therefore, no profit and loss account or statement of total recognised gains and losses has been presented.

F-2

AES DRAX FINANCING LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

On December 12, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period expired on May 31, 2003. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

AES Drax has been operating under standstill arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the original standstill agreement terminated on May 31, 2003, AES Drax has reached an agreement in principle with the steering committee representing the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its terms. No assurance can be given that a further standstill agreement will be achieved.

Under the Standstill Agreement, AES Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least £30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company’s lenders.

The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company’s lenders.

2.	DIFFERENCES BETWEEN UK AND US GAAP

The financial statements are prepared in accordance with UK GAAP. There are no significant differences between UK GAAP and US GAAP that would affect these financial statements.

F-3